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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Subject Company)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

David A. Karp
President and Chief Financial Officer
Falcon Financial Investment Trust
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.
John B. Beckman, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Falcon Financial Investment Trust ("Falcon") on January 31, 2005, relating to the tender offer by Flash Acquisition Company LLC, a Maryland limited liability company ("iStar Subsidiary") and a wholly owned subsidiary of iStar Financial Inc., a Maryland corporation ("iStar"), to purchase all of Falcon's issued and outstanding common shares of beneficial interest, par value $0.01 per share (the "Shares"), at a purchase price of $7.50 per Share, net to seller in cash, without interest thereon (subject to applicable withholding taxes), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO filed by iStar and iStar Subsidiary with the Securities and Exchange Commission on January 31, 2005. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

Item 9. Material to be Filed as Exhibits.

        Item 9 is hereby supplemented by adding the following additional exhibits:

Exhibit No.	Description
(a)(5)(1)	Press release of Falcon Financial Investment Trust

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2005	FALCON FINANCIAL INVESTMENT TRUST
	By:	/s/ DAVID A. KARP David A. Karp President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)(1)(1)	Offer to Purchase, dated January 31, 2005 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(7)	Press release issued by iStar Financial Inc. on January 31, 2005 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(8)	Summary Newspaper Advertisement published January 31, 2005 in the New York Times (incorporated by reference to Exhibit (a)(8) to the Schedule TO filed by iStar on January 31, 2005).*
(a)(1)(9)	Letter to Shareholders from Vernon B. Schwartz.*
(a)(1)(10)	Opinion of Lehman Brothers Inc., dated January 19, 2005 (included as Annex A to this Schedule 14D-9).*
(a)(5)(1)	Press release of Falcon Financial Investment Trust.
(e)(1)
Agreement and Plan of Merger dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and Flash Acquisition Company LLC (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(2)
Share Option Agreement dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and Flash Acquisition Company LLC (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(3)
Amendment to Revolving Warehouse Financing Agreement dated January 19, 2005 among Falcon Financial Investment Trust, iStar Financial Inc. and the Bank of New York as paying agent and custodian (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(4)
Confidentiality Agreement dated December 9, 2004 between Falcon Financial Investment Trust and iStar Financial Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(5)
Exclusivity Agreement dated December 23, 2004 between Falcon Financial Investment Trust and iStar Financial Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by iStar on January 31, 2005).*

(e)(6)	Shareholders Agreement between Vernon B. Schwartz and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(7)	Shareholders Agreement between David A. Karp and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(8)	Shareholders Agreement between James K. Hunt and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(9)	Shareholders Agreement between Maryann N. Keller and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(10)	Shareholders Agreement between George G. Lowrance and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(11)	Shareholders Agreement between Thomas F. Gilman and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(12)	Shareholders Agreement between Thomas R. Gibson and iStar Financial dated January 19, 2005 (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by iStar on January 31, 2005).*
(e)(13)
Revolving Warehouse Financing Agreement dated April 28, 2004 among Falcon Financial Investment Trust, iStar Financial Inc. and the Bank of New York as paying agent and custodian (incorporated by reference to the Form 8-K filed by Falcon Financial on April 29, 2005).*
(e)(14)	Amended and Restated Employment Agreement of Vernon B. Schwartz dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(15)	Amended and Restated Employment Agreement of David A. Karp dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(16)	Letter Agreement between Falcon Financial Investment Trust and Joseph L. Kirk, Jr. dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(17)	Letter Agreement between Falcon Financial Investment Trust and Ralph L. Miller dated January 19, 2005 (incorporated by reference to the Form 8-K filed by Falcon Financial on January 24, 2005).*
(e)(18)	Falcon Financial Investment Trust 2003 Equity Incentive Plan (incorporated by reference to Falcon Financial's Form S-11 filed on October 21, 2003).*
(e)(19)	Falcon Financial Investment Trust Information Statement (included as Annex B to this Schedule 14D-9).*

*
Previously filed.

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SIGNATURE
Exhibit Index